EXHIBIT 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

FSD Pharma Inc. (the "Company") is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2020 (the "Report"):

I, Raza Bokhari, Executive Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Raza Bokhari
Name: Raza Bokhari Title: Executive Chairman and Chief Executive Officer
Date: March 16, 2021